EXHIBIT 12.1

Brooke Credit Corporation

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	2007	2006	2005	2004	2003
Earnings:
Pretax income	$10,237	$11,265	$9,836	$3,351	$3,250
Interest expense on indebtedness	6,677	3,919	1,288	648	72

Pretax income as adjusted	$16,914	$15,184	$11,124	$3,999	$3,322

Fixed Charges:
Interest expense on indebtedness	$6,677	$3,919	$1,288	$648	$72

Total fixed charges	$6,677	$3,919	$1,288	$648	$72

Ratio of Earnings to Fixed Charges	2.5	3.9	8.6	6.2	46.1